Exhibit 5

AGREEMENT REGARDING GROUP TREATMENT

In accordance with Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, each undersigned acknowledges and agrees that a statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Enviro-Recovery, Inc., shall be filed on behalf of each undersigned as a group, but that each undersigned disclaims membership in such group. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Date: September 30, 2004

/s/ Marvin J. Herb
Marvin J. Herb

HERB FAMILY 1998 GIFT TRUST U/A/D 12/1/98

/s/ Judith M. Herb
By: Judith M. Herb, Trustee